UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MF GLOBAL HOLDINGS LTD.

(Name of issuer)

COMMON STOCK

(Title of class of securities)

55277J 108

(CUSIP number)

DECEMBER 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 55277J 108
(1)	Names of reporting persons. Man Group UK Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Organized in the United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 0[1]
(7) Sole dispositive power
(8) Shared dispositive power 22,252,667[1]
(9)	Aggregate amount beneficially owned by each reporting person 22,252,667 shares [1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

    18.3%. The beneficial ownership percentage set forth herein has been calculated based on 121,558,787 shares of common stock of MF Global Holdings Ltd. outstanding at December 31, 2009, as reported on MF Global Holdings Ltd.’s Form 10-Q for the quarter ending December 31, 2009.

(12)	Type of reporting person (see instructions) CO

[1]	22,252,667 shares of common stock of MF Global Holdings Ltd. are beneficially owned directly by Man Group UK Limited. Man Group UK Limited is a wholly-owned subsidiary of Man Group plc.

All of these shares of common stock are subject to a variable forward sale agreement (the "VFS Agreement") entered into by Man Group UK Limited with an unaffiliated third party buyer (the "Buyer"). The VFS Agreement obligates Man Group UK Limited to deliver to the Buyer up to an aggregate of 22,252,667 shares of MF Global Holdings Ltd.'s common stock (Man Group UK Limited's entire ownership stake in MF Global Holdings Ltd.) in four installments beginning on each of the 32nd, 36th, 40th and 44th months after August 13, 2009, with each nearly equal installment spread over a 30 trading day period.

Pursuant to the VFS Agreement, Man Group UK Limited does not retain any power to vote, or to direct the voting of, the 22,252,667 shares of common stock pending the ultimate settlement of such VFS Agreement.

Man Group UK Limited disclaims beneficial ownership in the 22,252,667 shares of common stock pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13G

CUSIP No. 55277J 108
(1)	Names of reporting persons. Man Group plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Organized in the United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 0[2]
(7) Sole dispositive power
(8) Shared dispositive power 22,252,667[2]
(9)	Aggregate amount beneficially owned by each reporting person 22,252,667 shares [2]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

    18.3%. The beneficial ownership percentage set forth herein has been calculated based on 121,558,787 shares of common stock of MF Global Holdings Ltd. outstanding at December 31, 2009, as reported on MF Global Holdings Ltd.’s Form 10-Q for the quarter ending December 31, 2009.

(12)	Type of reporting person (see instructions) CO

[2]	22,252,667 shares of common stock of MF Global Holdings Ltd. are beneficially owned directly by Man Group UK Limited. Man Group UK Limited is a wholly-owned subsidiary of Man Group plc.

All of these shares of common stock are subject to the VFS Agreement entered into by Man Group UK Limited, of which Man Group plc is the sole shareholder, with the Buyer. The VFS Agreement obligates Man Group UK Limited to deliver to the Buyer up to an aggregate of 22,252,667 shares of MF Global Holdings Ltd.’s common stock (Man Group UK Limited's entire ownership stake in MF Global Holdings Ltd.) in four installments beginning on each of the 32nd, 36th, 40th and 44th months after August 13, 2009, with each nearly equal installment spread over a 30 trading day period.

Pursuant to the VFS Agreement, Man Group UK Limited does not retain any power to vote, or to direct the voting of, the 22,252,667 shares of common stock pending the ultimate settlement of such VFS Agreement.

Man Group plc disclaims beneficial ownership in the 22,252,667 shares of common stock pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 1.

(a)	Name of Issuer
MF Global Holdings Ltd.

(b)	Address of Issuer’s Principal Executive Offices
717 Fifth Avenue, 9th Floor
New York, New York 10022

Item 2.

(a)	Name of Person(s) Filing
Man Group UK Limited
Man Group plc

(b)	Address of Principal Business Office or, if none, Residence
Man Group UK Limited
Sugar Quay
Lower Thames Street
London X0 EC3R 6DU
England

Man Group plc
Sugar Quay
Lower Thames Street
London X0 EC3R 6DU
England

(c)	Citizenship
Man Group UK Limited and Man Group plc are each organized under the laws of England and Wales.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
55277J 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

(a)–(c)	The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages of this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12 February 2010	MAN GROUP UK LIMITED

	By:	/s/ Susan Welch
Name: Susan Welch Title: Secretary

MAN GROUP plc

	By:	/s/ Rachel Rowson
Name: Rachel Rowson Title: Secretary

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by Man Group UK Limited and Man Group plc on February 11, 2008 in respect of the common shares of MF Global Ltd.)